                        Exhibit 99.1

Gogoro Releases First Quarter 2024 Financial Results

TAIPEI, TAIWAN, MAY 9, 2024 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its first quarter ended March 31, 2024.

First Quarter 2024 Summary

▪Revenue of $69.7 million, down 12.1% year-over-year and down 9.0% on a constant currency basis.
▪Battery swapping service revenue of $32.5 million, up 0.6% year-over-year and up 4.1% on a constant currency basis.
▪Introduced two new vehicles, namely Gogoro Pulse, our new flagship Smartscooter, and JEGO, our new entry-level Smartscooter that received more than 5,000 backlog orders in the first quarter and started shipping early in the second quarter. Revenue associated with these backlog orders for JEGO in the first quarter is estimated to be $8.6 million which will not be recognized as revenue until vehicles are delivered.
▪Sales of hardware and others of $37.2 million, down 20.8% year-over-year and down 18.1% on a constant currency basis.
▪Gross margin of 6.4%, down from 12.9% in the same quarter last year. Non-IFRS gross margin of 13.3%, down 0.4% year-over-year.
▪Net loss of $13.1 million as compared to a net loss of $40.6 million in the same quarter last year.
▪Adjusted EBITDA of $9.0 million, down from $10.6 million in the same quarter last year.
“This quarter we unveiled two new vehicles, Gogoro Pulse, our new flagship Smartscooter, and JEGO, our new well-equipped and affordable Smartscooter. JEGO is the result of our effort to design a mass-market vehicle that improves our vehicle economics. JEGO quickly generated strong interest from first-time electric vehicle buyers in Taiwan and totaled more than 5,000 backlog orders in the last few weeks of the first quarter, making it our most successful Smartscooter launch since the beginning of the pandemic,” said Horace Luke, chairman, founder, and CEO of Gogoro. "We expect to recognize approximately $8.6 million in revenue associated with these first quarter backlog JEGO orders when we deliver vehicles to customers from April onwards. We have established a strong product offering for 2024.”

“We are strengthening our Taiwan business through key vehicle introductions, expansion of our retail and service center network and continuing to prioritize cost management as we carefully evaluate all investments for efficiency and returns. We are building out our new battery factory in India which is expected to start production in the second half of 2024 and we are continuing to deploy our battery swapping network in Delhi, India, as well as in the Philippines, South Korea, and adding Nepal as a new service area,” said Bruce Aitken, CFO of Gogoro. “In March 2024, we were recognized by Fast

                        Exhibit 99.1
Company Magazine as the most innovative company in Asia Pacific and 37th globally, a testament to our vision and innovation.”

First Quarter 2024 Financial Overview

Operating Revenues
For the first quarter, the total revenue was $69.7 million, down 12.1% year-over-year and down 9.0% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $2.4 million. We had more than 5,000 backlog orders for JEGO in the first quarter with a total value of approximately $8.6 million. Customers have the right to cancel such orders prior to delivery. The large quantity of backlog orders is primarily the result of robust demand for JEGO, coupled with our need to balance manufacturing capacity across multiple vehicles and the need to balance our supply chain accordingly.

▪Battery swapping service revenue for the first quarter was $32.5 million, up 0.6% year-over-year, and up 4.1% year-over-year on a constant currency basis1. Total subscribers at the end of the first quarter exceeded 595,000, up 10.6% from 538,000 subscribers at the end of the same quarter last year. We provided rebates to some customers in the first quarter of 2024 associated with a minor vehicle recall and battery upgrades. Such rebates totaled $1.7 million and were accounted for as contra revenue.
The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers.
▪Sales of hardware and other revenues for the quarter were $37.2 million, down 20.8% year-over-year, and down 18.1% year-over-year on a constant currency basis1. The JEGO backlog orders we received are not reflected in the vehicle registration data published by the Taiwan government for the first quarter, nor did Gogoro recognize any revenue for these vehicles, despite receiving full payment from customers or approved financing from third-party financing companies. Gogoro will account for the vehicle revenue upon delivery to customers.
▪The government-reported registration volume of powered two-wheelers ("PTW") in the Taiwan market in the first quarter was down 11.2% year-over-year. While registrations of electric PTW were reported to be down by 39.0% compared to the same quarter last year, had we delivered the outstanding orders of JEGO, electric PTW registrations would have declined by 7.5% instead, representing a smaller decline compared to the overall PTW market.
▪Taiwan's two largest PTW manufacturers are publicly estimating that the total PTW market will shrink by 14% from last year's 870,000 units to around 750,000 units in 2024. Gogoro continues to believe that the total volume of electric PTW in Taiwan will see growth in 2024 as a result of the introduction of our new vehicle models, and the ongoing consumer transition from traditional internal combustion engine vehicles to electric PTW.

                        Exhibit 99.1
Gross Margin
For the first quarter, gross margin was 6.4%, down from 12.9% in the same quarter last year while non-IFRS gross margin1 was 13.3%, down from 13.7% in the same quarter last year. Such declines were primarily driven by a combination of factors: (i) a $2.8 million derecognition expenses on components removed from the battery pack and retrieval cost associated with our battery upgrade initiatives, (ii) a $1.7 million voluntary one-time battery swapping service rebate that was accounted for as contra revenue, and (iii) a $0.8 million increase in depreciation and other costs associated with our new overseas production facilities. These impacts, when combined, account for the 6.5% decline in gross margin. Both declines in gross margin and non-IFRS gross margin were partially offset by cost efficiencies generated from our continuous improvements in operational efficiency in Gogoro's battery swapping services.

We are carrying out one-time, voluntary upgrades on certain battery packs which are expected to take several quarters to complete. These upgrades provide multiple benefits — reduction of capital expenditures on replacing battery packs, increasing lifetime capacity of each battery pack (including extending its first mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run, but do come at a short-term reduction in our gross margin as we carry out the upgrades. We expect our IFRS gross margin will continue to be impacted during our upgrades planned in 2024 and 2025. The upgrades will impact both our cash position and profit. We will only upgrade battery packs in instances where the value created over time exceeds the cost of the upgrade.

Net Loss
For the first quarter, net loss was $13.1 million, representing a decrease of $27.5 million from a net loss of $40.6 million in the same quarter last year. The decrease in net loss was due to a favorable change of $31.7 million in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants compared to the same quarter last year as a result of the decrease of Gogoro stock price and the decrease of $2.7 million in operating expenses, which was partially offset by the decrease of $5.8 million in gross profit.

Adjusted EBITDA
For the first quarter, adjusted EBITDA1 was $9.0 million, representing a decrease of $1.6 million from $10.6 million in the same quarter last year. The decrease was primarily due to a $1.6 million decrease in non-IFRS gross profit compared to the same quarter last year. The $1.6 million decrease in non-IFRS gross profit was a result of the cumulative effect of the factors mentioned above.
Liquidity

With a $132.5 million cash balance at the end of the first quarter of 2024 and the additional credit facilities that are available to us, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
2024 Guidance

For the full year of 2024, we continue to expect to generate revenue of $385 million to $420 million. While our first quarter revenue was lower than that in previous years, we believe that the typical seasonal volume increases in the remainder of the year as well as the volume of backlog orders for JEGO that are yet to be delivered and preorders for Pulse allow us to remain confident in these forecasts.

Conference Call Information

Gogoro's management team will hold an earnings Webcast on May 9th, 2024, at 8:00 a.m. Eastern Time to discuss the Company's first quarter 2024 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles” and MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2023, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2024 Guidance," such as estimates regarding revenue and Gogoro's revenue generated from the Taiwan market, and statements by Gogoro's founder, chairman, and chief executive officer and Gogoro's chief financial officer, such as projections of market opportunity and market share, the delivery of vehicles in the coming quarter, the revenue associated with the delivery of new vehicle models and Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally.

                        Exhibit 99.1

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2023, which was filed on March 29, 2024 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ended December 31, 2024 will be included in the Company's Annual Report on Form 20-F for the year ended December 31, 2024. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2024, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

                        Exhibit 99.1
Backlog Orders

Backlog orders are not recognized as revenue in our Condensed Consolidated Statement of Comprehensive Loss until we deliver a vehicle to the buyer. The backlog orders are recorded as contract liabilities and the portion associated with financing receivable would be net against account receivables in our Condensed Consolidated Balance Sheet. Backlog value is estimated based on manufacturer's suggested retail price net off associated sales incentives.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation, battery upgrade initiatives and battery swapping service rebate.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

                        Exhibit 99.1
Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the (i) derecognition expense on components removed from the battery pack, which we do not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other costs. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs are recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. We expect the derecognition expense and retrieval and other costs to recur in future periods as incurred during the implementation phase of the battery upgrade program.

Battery Swapping Service Rebate. We voluntarily offered one-time subscription fee discounts to certain subscribers of Gogoro Network who experienced unusual and infrequent service inconveniences associated with a minor voluntary vehicle recall and battery upgrade, and such battery swapping service rebates are recorded as contra-revenue. We have excluded the impacts of such rebates from our non-IFRS metrics to allow investors to better understand the underlying operation results of the business and to facilitate comparison of current financial results with historical financial results and our peer group companies financial results.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants associated with the merger of Poema, battery upgrade initiative and battery swapping service rebate. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	ir@gogoro.com
+1 (206) 778-7245
jason.gordon@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)2
(in thousands of U.S. dollars)

	March 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$132,514	$173,885
Trade receivables	17,321	17,135
Inventories[2]	56,462	53,109
Other assets, current	23,366	22,009
Total current assets	229,663	266,138

Property, plant and equipment[2]	492,631	501,876
Investments accounted for using equity method	16,996	17,741
Right-of-use assets	28,391	30,412
Other assets, non-current	12,198	18,063
Total assets	$779,879	$834,230

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$83,957	$75,590
Financial liabilities at fair value through profit or loss	17,634	30,832
Notes and trade payables	37,585	38,117
Contract liabilities	14,943	11,606
Lease liabilities, current	10,331	11,296
Provisions, current	3,428	4,174
Other liabilities, current	35,249	42,439
Total current liabilities	203,127	214,054

Borrowings, non-current	311,640	334,581
Lease liabilities, non-current	17,598	18,842
Provisions, non-current	2,216	2,332
Other liabilities, non-current	14,679	15,734
Total liabilities	549,260	585,543

Total equity	230,619	248,687
Total liabilities and equity	$779,879	$834,230

	March 31,	December 31,
	2024	2023
Inventories:
Raw materials	$32,864	$33,136
Semi-finished goods	2,542	3,559
Merchandise	21,056	16,414
Total inventories	$56,462	$53,109
2 At March 31, 2024 and December 31, 2023, the company classified $32.0 million and $37.4 million, respectively of undeployed battery packs and related battery cells in property, plant and equipment based on the company's deployment plan for the next 12 months.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended March 31,
	2024	2023
Operating revenues	$69,711	$79,319
Cost of revenues	65,238	69,058
Gross profit	4,473	10,261
Operating expenses:
Sales and marketing	10,581	11,843
General and administrative	9,369	11,099
Research and development	9,366	9,553
Other operating expenses	454	—
Total operating expenses	29,770	32,495
Loss from operations	(25,297)	(22,234)
Non-operating income (expenses):
Interest expense, net	(2,728)	(1,897)
Other income, net	2,416	2,096
Change in fair value of financial liabilities	13,198	(18,513)
Share of loss of investments accounted for using equity method	(716)	(72)
Total non-operating incomes (expenses)	12,170	(18,386)
Net loss	(13,127)	(40,620)
Other comprehensive (loss) income:
Exchange differences on translation	(8,319)	2,172
Total comprehensive loss	$(21,446)	$(38,448)

Basic and diluted net loss per share	$(0.06)	$(0.17)
Shares used in computing basic and diluted net loss per share	235,942	232,190

	Three Months Ended March 31,
Operating revenues:	2024	2023
Sales of hardware and others	$37,258	$47,056
Battery swapping service	32,453	32,263
Operating revenues	$69,711	$79,319

	Three Months Ended March 31,
Share-based compensation:	2024	2023
Cost of revenues	$282	$610
Sales and marketing	449	842
General and administrative	1,673	2,777
Research and development	974	1,937
Total	$3,378	$6,166

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities
Net loss	$(13,127)	$(40,620)
Adjustments for:
Depreciation and amortization	24,680	24,675
Expected credit loss	193	327
Share of loss of investments accounted for using equity method	716	72
Change in fair value of financial liabilities	(13,198)	18,513
Interest expense, net	2,728	1,897
Share-based compensation	3,378	6,166
Loss on disposal of property and equipment, net	448	950
Write-down of inventories	1,619	1,295
Reversal of provisions for product warranty	9	—
Changes in operating assets and liabilities:
Trade receivables	(379)	(4,595)
Inventories	456	(18,243)
Other current assets	1,932	941
Notes and trade payables	(532)	569
Contract liabilities	3,337	4,060
Other liabilities	(7,651)	(7,903)
Provisions for product warranty	(944)	(950)
Cash generated from (used in) operations	3,665	(12,846)
Interest expense and tax paid, net	(2,813)	(1,889)
Net cash generated from (used in) operating activities	852	(14,735)
Cash flows from investing activities
Payments for property, plant and equipment, net	(34,419)	(17,757)
Increase in refundable deposits	(220)	—
Payments for acquisitions of investments accounted for using equity method	—	(16,351)
Payments of intangible assets, net	(52)	(42)
Increase in other financial assets	(83)	(407)
Net cash used in investing activities	(34,774)	(34,557)
Cash flows from financing activities
Proceeds from borrowings	10,852	12,436
Repayments of borrowings	(8,678)	(30,093)
Proceed from issuance of shares	—	22
Guarantee deposits refund	(75)	(18)
Repayment of the principal portion of lease liabilities	(3,147)	(3,146)
Net cash used in financing activities	(1,048)	(20,799)
Effect of exchange rate changes on cash and cash equivalents	(6,401)	1,073
Net decrease in cash and cash equivalents	(41,371)	(69,018)
Cash and cash equivalents at the beginning of the period	173,885	236,100
Cash and cash equivalents at the end of the period	$132,514	$167,082

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2023	$24	$669,912	$(425,978)	$4,729	$248,687
Net loss for the three months ended March 31, 2024	—	—	(13,127)	—	(13,127)
Other comprehensive loss for the three months ended March 31, 2024	—	—		(8,319)	(8,319)
Shared-based compensation	—	3,378	—	—	3,378
Balance as of March 31, 2024	$24	$673,290	$(439,105)	$(3,590)	$230,619

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2024			2023	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$37,258	$1,283	$38,541	$47,056	(20.8)%	(18.1)%
Battery swapping service	32,453	1,148	33,601	32,263	0.6%	4.1%
Total	$69,711	$2,431	$72,142	$79,319	(12.1)%	(9.0)%

	Three Months Ended March 31,
	2024		2023
Gross profit and gross margin	$4,473	6.4%	$10,261	12.9%
Share-based compensation	282		610
Battery upgrade initiatives	2,834		—
Battery swapping service rebate	1,661		—
Non-IFRS gross profit and gross margin	$9,250	13.3%	$10,871	13.7%

	Three Months Ended March 31,
	2024		2023
Net loss	$(13,127)		$(40,620)
Share-based compensation	3,378		6,166
Change in fair value of financial liabilities	(13,198)		18,513
Battery upgrade initiatives	2,834		—
Battery swapping service rebate	1,661		—
Non-IFRS net loss	$(18,452)		$(15,941)

	Three Months Ended March 31,
	2024		2023
Net loss	$(13,127)		$(40,620)
Interest expense, net	2,728		1,897
Depreciation and amortization	24,680		24,675
EBITDA	14,281		(14,048)
Share-based compensation	3,378		6,166
Change in fair value of financial liabilities	(13,198)		18,513
Battery upgrade initiatives	2,834		—
Battery swapping service rebate	1,661		—
Adjusted EBITDA	$8,956		$10,631